SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Quarterly Information (ITR)

Parent Company and Consolidated

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2022

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

September 30, 2022

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (SAC)	7
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	8
Statement of the Executive Officers on the Independent Auditors’ Review Report	9
Independent Auditors’ Review Report on the Quarterly Information (ITR)	10

Balance Sheets	12
Income Statement	14
Comprehensive Income Statements	16
Statements of Changes in Shareholders’ Equity	17
Cash Flow Statements	18
Statement of Added Value	20
Notes on the Parent Company and Consolidated Quarterly Information (ITR)	21

Comments on the Performance

The third quarter was characterized by the resumption of higher load factors after the slowdown observed at the end of 2Q22. GOL’s results for this period demonstrated stable revenue growth through efficient yield management and a reduction in unit costs, achieved by executing on the Company’s fleet renewal plan, fixed cost reduction program and its capacity resumption plan. These efforts offset some of the effects caused by the strong U.S. dollar and higher inflation.

During the quarter, the Company continued its focus on increasing flight profitability through investments in human and technology resources. GOL also increased its financial flexibility with a new credit facility with competitive costs, which will reduce the cash needed for fleet renewal and growth in the coming years.

We saw a recovery in demand during the third quarter, and subsequently GOL resumed more flights and expanded its network. The Company entered the fourth quarter of seasonally high demand with a favorable combination of strong forward bookings, a less volatile economic environment, recovery of corporate travel, and the resumption of the operational fleet to pre-pandemic levels. All of these factors are important for continued gains in productivity and cost dilution.

Record Quarterly Net Revenue

With disciplined capacity management, GOL increased supply during the quarter by approximately 14% compared to 2Q22 and had a 4.5% expansion in yield with an increase in the load factor to levels above 81%.

This combination led to record net revenue of R$4.0 billion, more than double the revenue in 3Q21 and 8% higher when compared to 3Q19. The SMILES loyalty program showed a 102% growth in revenue compared to 3Q21, with the Customer base growing by 24% versus the same period in 2019, demonstrating the high added value of the program and strengthening passenger loyalty.

Eduardo Bernardes, Chief Revenue Officer, commented: “This quarter we focused on consolidating our revenue base and shifting our domestic network to more profitable flights with higher load factors during the high season. At the same time, controlled supply growth owill enable the expansion of ancillary revenues that still have the opportunity to match the levels of yield growth.”

Unit Cost Reduction Cycle and Increased Productivity

This quarter was impacted by the combined effect of the increase in oil prices and the devaluation of Real at the end of 2Q22, which resulted in the highest jet fuel price per liter in the history of the industry, and with an increase of 9% compared to the previous quarter. When compared to 3Q21, the QAV price increased by 91.3%, and unit fuel cost (CASK fuel) grew 87.9%.

GOL's unit cost excluding fuel (CASK ex-fuel) decreased by 23.6% versus 3Q21 and in U.S. dollars recorded a reduction of 23.9% versus 3Q21 and a reduction of 4.5% when compared to 3Q19, with a supply 23.3% lower than 3Q19. GOL maintained capacity discipline throughout the first nine months of the year and plans a balanced increase through the end of 2022. The Company expects to further expand its competitive advantage of the lowest unit cost among peers, recover its historical operating margins, and stimulate the domestic leisure market with a wider flight network.

Two main productivity indices demonstrate the Company's focus on improving its competitive cost advantage. Leasing costs per ASK reflect an advantage of more than 40% versus primary competitors. GOL's business model enables the Company to produce the highest ASKs per dollar paid for leases in the region. Fuel consumption per ASK produced was an advantage of over 13% in 2Q22 and will be expanded as the fleet renewal plan for the Boeing 737-MAX reaches the 44 aircraft expected by the end of 2022.

SMILES Continues to Grow and Hits Record Revenue and Miles Redeemed

The largest mileage program in the Brazilian airline industry reached record numbers. In 3Q22, SMILES revenue exceeded R$ 1.2 billion, 26% higher than the previous quarter. More than 47 billion miles were redeemed in the quarter, an increase of 10% compared to 2Q22.

During 3Q22, the Customer base at Clube Smiles registered increases of 8% versus 3Q21 and 24% when compared to the same period in 2019, demonstrating an even greater potential as GOL recovers the volume of its operations. Other important synergies from the take-in, in taxes and revenue management, also continued to be captured by the Company.

“We are optimistic about the consecutive records achieved by SMILES. The operational and financial synergies generated by the reincorporation of the loyalty program will be leveraged with the partnerships with financial institutions,” commented Carla Fonseca, Chief Experience Officer and President of SMILES.

2

Network Widening and Expansion of Partnerships

During the third quarter, in line with rising demand, GOL maintained the pace of sustainable growth with an increase in the number of markets served and routes operated, primarily in the domestic market, as well as an expansion of frequencies on routes already operated and agreements with new partners. ASKs subsequently increased by 14% compared to the previous quarter.

In the domestic market, the Company led the resumption of capacity at the most important airports in the Southeast region, Congonhas in São Paulo and Santos Dumont in Rio de Janeiro, with an increase of 9% and 17% in ASKs, respectively. These movements allow GOL to be even more competitive in the country's two largest local markets, with a relevant presence on high-volume routes with Customers flying both for leisure and business.

In the international market, GOL strengthened its flights from Brasília to Orlando (MCO) and Miami (MIA) in the U.S. and launched two new routes to Miami from Manaus and Fortaleza that will be operated as of December. In South America, the Company expanded its offer of flights between São Paulo and Buenos Aires, and resumed direct flights to the Argentine capital from Fortaleza.

In cargo operations, the first regular network in partnership with Mercado Livre (Meli) was inaugurated, using a fleet of two Boeing 737-800F cargo aircraft to connect Guarulhos and Fortaleza Airports. By the end of the year, the network will be increased to another six cities: Teresina, São Luís, João Pessoa, Recife, Brasília and Porto Alegre. The Company’s investment in the cargo segment and the partnership with Meli bring an increase in unit revenue (RASK) and lower costs with aircraft returns.

“This quarter was marked by important moves to resume our network, increase partnerships with other airlines and grow our market revenues in Brazil. We were able to observe a consistent increase in productivity generated by the Boeing 737-MAX, aiding in cost reduction. We are convinced that this fleet transformation combined with our capacity management are competitive advantages in all markets we enter as they provide us with the lowest cost and thus enable greater demand stimulation,” said Celso Ferrer.

New Initiatives and Updates of the Fleet Transformation Plan

In 3Q22, GOL received three new Boeing 737-MAX 8 aircraft, maintaining the pace of its accelerated fleet transformation. As a result, GOL ended the quarter with 145 aircraft, of which 37 (26% of the total) are 737-MAX 8s. During the third quarter, the Company returned two Boeing 737-NG aircraft.

In September, the Company finalized a financing for nine spare engines produced by CFM International, to equip the fleet's Boeing 737-NG and Boeing 737-MAX aircraft. The transaction with Apollo PK AirFinance with competitive interest rates will cover the entire cost of acquiring the engines, discounting the pre-delivery payments already made by GOL. Some of the engines have already been received and, in addition to helping to increase the flexibility of the Company’s operating fleet, they also strengthen GOL’s balance sheet with asset generation.

In October, GOL and Boeing signed an agreement for the delivery of six Boeing 737-MAX 8 aircraft by 1Q23, together with redeliveries of 737-NGs and 12 additional Boeing 737-MAX 10s between 2027 and 2030, reinforcing the fleet transformation plan with more efficient equipment.

Investments to Improve Customer Experience

The 3Q22 had important advances in enhancing Customer experience, in line with increasing proximity and strengthening the high value corporate segment. The Company’s NPS, its main Customer satisfaction indicator, showed an increase of 5 p.p. compared to 3Q21.

Since July 1, 2022, in partnership with SMILES, GOL Customers can use the WhatsApp messaging application for free in the Company's flights, a service that was recently awarded by APEX – Airline Passenger Experience Association. During the month of August, GOL also started to provide boarding with facial recognition to its Customers through the Company app, initially from Congonhas (CGH) and Santos Dumont (SDU) airports.

3

Operational and Financial Indicators

Traffic Data – GOL (in millions)	3Q22	3Q21	% Var.
RPK GOL – Total	8,361	5,932	40.9%
RPK GOL – Domestic	7,555	5,932	27.4%
RPK GOL – Foreign Market	806	-	NM
ASK GOL – Total	10,283	7,280	41.3%
ASK GOL – Domestic	9,327	7,280	28.1%
ASK GOL – Foreign Market	956	-	NM
GOL Load Factor – Total	81.3%	81.5%	(0.2 p.p.)
GOL Load Factor – Domestic	81.0%	81.5%	(0.5 p.p.)
GOL Load Factor – Foreign Market	84.3%	-	NM
Operating Data	3Q22	3Q21	% Var.
Revenue Passengers - Pax on Board ('000)	6,945	4,991	39.2%
Aircraft Utilization (Block Hours/Day)	11.1	10.2	8.8%
Departures	50,636	36,216	39.8%
Total Seats (‘000)	8,938	6,398	39.7%
Average Stage Length (km)	1,150	1,124	2.3%
Fuel Consumption in the Period (mm liters)	278	200	39.0%
Full-Time Employees (at period end)	13,751	14,193	(3.1%)
Average Operating Fleet(4)	102	76	34.2%
On-Time Departures	92.73%	95.76%	(3.1 p.p.)
Flight Completion	99.56%	98.88%	0.7 p.p.
Passenger Complaints (per 1,000 pax)	1.22	1.42	(14.1%)
Lost Baggage (per 1,000 pax)	2.21	1.89	16.9%
Financial Data	3Q22	3Q21	% Var.
Net YIELD (R$ cents)	44.97	29.80	50.9%
Net PRASK (R$ cents)	36.56	24.28	50.6%
Net RASK (R$ cents)	38.99	26.31	48.2%
CASK (R$ cents)	38.60	36.64	5.5%
Non-fuel CASK[2] (R$ cents)	21.24	27.40	(22.6%)
Recurring CASK (R$ cents) (5)	36.45	34.23	6.5%
Recurring ex-fuel CASK (R$ cents) (5)	19.09	24.99	(23.6%)
Breakeven Load Factor Ex-Non Recurring Expenses	76.0%	106.0%	(30.0 p.p.)
Average Exchange Rate(1)	5.25	5.23	0.4%
End of Period Exchange Rate(1)	5.41	5.44	(0.6%)
WTI (Average per Barrel, US$)(2)	91.56	70.56	29.8%
Fuel Price per Liter (R$) (3)	6.56	3.43	91.3%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.88	0.50	76.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding; (5) Excluding non-recurring expenses.

4

Domestic Market

The demand in the domestic market reached 7,555 million RPK, an increase of 27.4% compared to 3Q21, and 79.0% of the 3T19 RPK.

Supply in the domestic market, in turn, reached 9,327 million ASK, representing an increase of 28.1% compared to 3Q21 and 81.4% of the levels reached in 3Q19.

The load factor was 81% and the Company transported around 6.8 million Customers in 3Q22, an increase of 39.2% compared to the same quarter of the previous year.

International Market

Supply in the international market, measured in ASK, was 956 million, and demand (in RPK) was 806 million. In the comparison with 3Q21, there is a distortion given the fact that the international operation on the previous base is null.

In this period, GOL transported around 145 thousand passengers in that market.

Volume of Departures and Total Seats

In 3Q22, the Company's total volume of departures was 50,636, representing an increase of 39.8% compared to 3Q21. The total number of seats available on the market was 8.9 million, also representing an increase of 39.7% compared to the same period in 2021.

PRASK, RASK and Yield

Net PRASK in 3Q22 was 50.6% higher compared to 3Q21, reaching 36.56 cents (R$). The Company's net RASK was 39 cents (R$), representing an increase of 48.2% also compared to the same period of the previous year. The net yield recorded in 3Q22 was 45 cents (R$), resulting in an increase of 50.9% compared to 3Q21.

All the quarterly profitability indicators, described above, had a significant growth compared to 2019, demonstrating the Company's efficient capacity management and pricing.

Fleet

At the end of 3Q22, GOL's total fleet was 145 Boeing 737 aircraft, of which 108 were NGs and 37 were MAXs. The Company’s fleet is 100% composed of medium-sized aircraft (narrowbody), with 98% financed via operating leases and 3% financed via finance leases.

Total Fleet at the End of Period	3Q22	3Q21	Var.	2Q22	Var.
Boeing 737	145	129	16	144	1
737-700 NG	21	23	-2	21	0
737-800 NG	87	91	-4	89	-2
737 MAX 8	37	15	22	34	3

As of September 30, 2022, GOL had 92 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 67 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of approximately of 25 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

In October 2022, GOL added 18 new Boeing 737-MAX aircraft to its order with Boeing, comprised of six 737-MAX 8 and 12 737-MAX 10 aircraft.

5

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash and cash equivalents and short- and long-term investments.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-leaseback: A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

6

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

7

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the period ended on September 30, 2022. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S, as well as the information and explanations we have received during the quarter, our conclusion is that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, October 26, 2022.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

8

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under CVM Instruction 80/2022, the executive officers state that they have discussed, reviewed and agreed with the parent company and consolidated quarterly information (ITR) for the three-month and nine-month periods ended on September 30, 2022.

São Paulo, October 26, 2022.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

9

Statement of the Executive Officers on the Independent Auditors’ Review Report

Under CVM Instruction 80/2022, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Ernst & Young Auditores Independentes S.S, on the parent company and consolidated quarterly information (ITR) for the three-month and nine-month periods ended on September 30, 2022.

São Paulo, October 26, 2022.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

10

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Independent auditor’s review report on quarterly information

To the

Shareholders, Board of Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) for the quarter ended September 30, 2022, comprising the balance sheet as of September 30, 2022 and the related statements of income and of comprehensive income for the three and nine-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

11

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Emphasis of matter – The Company’s ability to continue as a going concern

We draw attention to note 1.4 to the individual and consolidated interim financial information, which states that, according to the individual and consolidated balance sheets as of September 30, 2022, the Company presented negative individual and consolidated shareholders’ equity of R$21,723,443 thousand, as well as that current liabilities exceeded total current assets, individual and consolidated, by R$385,197 thousand and R$10,596,009 thousand, respectively. As disclosed in note 1.4, these events or conditions, together with other matters described in Note 1.4, indicate the existence of substantial doubt about the Company’s ability to continue as a going concern. Our conclusion is not qualified in respect of this matter.

Other matters

Correspondent figures

The Company`s individual and consolidated financial statements for the year ended December 31, 2021 and the individual and consolidated interim financial information for the period ended September 30, 2021, were audited and reviewed under the responsibility of other independent auditor, who issued reports, on March 14, 2022 and November 08, 2021, with an unmodified opinion and conclusion over the individual and consolidated financial statements and the individual and consolidated interim financial information, respectively.

Statements of value added

The abovementioned quarterly information include the individual and consolidated statements of value added (SVA) for the nine-month period ended September 30, 2022, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, October 26, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira
Accountant CRC-1SP223185/O-3
12

Balance Sheets September 30, 2022 and December 31, 2021 (In thousand of Brazilian Reais)

       Balance Sheet

		Parent Company		Consolidated
Assets	Note	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

Current
Cash and Cash Equivalents	6	1,175	210,941	149,173	486,258
Financial Investments	7	4,955	4,377	345,313	291,363
Trade Receivables	8	-	-	951,337	850,683
Inventories	9	-	-	419,739	269,585
Deposits	10	-	-	394,305	191,184
Advance to Suppliers and Third Parties	11	38,292	83	382,232	270,342
Taxes to Recover	12	4,629	10,159	226,907	176,391
Rights from Derivative Transactions	33.2	-	-	22,981	4,936
Other Credits		51,282	14,458	195,449	147,299
Total Current		100,333	240,018	3,087,436	2,688,041

Non-Current
Financial Investments	7	1	1	93,171	82,326
Deposits	10	50,347	47,534	1,773,817	1,757,842
Advances to Suppliers and Third Parties	11	-	-	69,785	76,138
Taxes to Recover	12	13,571	4,464	21,717	72,976
Deferred Taxes	13	71,266	75,560	71,573	75,799
Rights from Derivative Transactions	33.2	9,408	107,170	20,700	109,124
Other Credits		20	-	21,845	41,718
Credits with Related Companies	28.1	6,445,793	7,008,275	-	-
Property, Plant & Equipment	14	414,199	451,320	9,480,501	7,675,170
Intangible Assets	15	-	-	1,861,189	1,823,209
Total Non-Current		7,004,605	7,694,324	13,414,298	11,714,302

Total		7,104,938	7,934,342	16,501,734	14,402,343

The accompanying notes are an integral part of the individual and consolidated quarterly information - ITR.

13

Balance Sheets September 30, 2022 and December 31, 2021 (In thousand of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

Current
Loans and Financing	16	146,428	164,304	869,397	634,614
Leases to Pay	17	-	-	2,252,976	2,057,687
Suppliers	18	31,662	84,335	1,980,367	1,820,056
Suppliers - Forfaiting	19	-	-	29,941	22,733
Labor Obligations		75	180	514,389	374,576
Taxes to Collect	20	604	585	245,423	122,036
Landing Fees		-	-	1,115,409	911,174
Advance Ticket Sales	21	-	-	3,715,259	2,670,469
Frequent-Flyer Program	22	-	-	1,534,839	1,298,782
Advances from Customers		-	-	133,744	237,092
Provisions	23	-	-	925,489	477,324
Derivatives liabilities	33.2	-	-	482	-
Other Liabilities		306,761	85,843	365,730	455,251
Total Current		485,530	335,247	13,683,445	11,081,794

Non-Current
Loans and Financing	16	9,566,489	9,857,264	10,520,485	11,265,416
Leases to Pay	17	-	-	9,827,989	8,705,297
Suppliers	18	16	16	54,154	78,914
Labor Obligations		-	-	248,993	25,919
Taxes to Collect	20	-	-	175,285	24,414
Landing Fees		-	-	238,605	277,060
Frequent-Flyer Program	22	-	-	321,145	318,349
Provisions	23	-	-	2,736,343	3,109,998
Deferred Taxes	13	-	-	14,046	411
Obligations to Related Parties	28.1	150,699	6,692	-	-
Provision for Investment Losses	24	18,304,510	18,292,878	-	-
Other Liabilities		321,137	495,923	404,687	568,449
Total Non-Current		28,342,851	28,652,773	24,541,732	24,374,227

Shareholders’ Equity
Share Capital	25.1	4,040,397	4,039,112	4,040,397	4,039,112
Shares to Issue		-	3	-	3
Treasury Shares	25.2	(38,911)	(41,514)	(38,911)	(41,514)
Capital Reserve		1,165,672	208,711	1,165,672	208,711
Equity Valuation Adjustments		(891,310)	(1,053,082)	(891,310)	(1,053,082)
Year-to-Date Losses		(25,999,291)	(24,206,908)	(25,999,291)	(24,206,908)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(21,723,443)	(21,053,678)	(21,723,443)	(21,053,678)

Total		7,104,938	7,934,342	16,501,734	14,402,343

The accompanying notes are an integral part of the individual and consolidated quarterly information - ITR.

14

Income Statement Periods ended September 30, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

DRE

		Parent Company
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operating Revenues (Expenses)
Selling Expenses	30	(28)	(24)	(314)	(417)
Administrative Expenses	30	(18,407)	(17,349)	(49,594)	(121,764)
Other Revenues and Expenses, Net	30	(155,270)	2,262	(91,191)	2,742
Total Operating Expenses		(173,705)	(15,111)	(141,099)	(119,439)

Equity Income	24	(1,077,661)	(2,133,276)	(1,315,154)	(3,843,053)

Operating Loss before Financial Income (Expenses) and Income Taxes		(1,251,366)	(2,148,387)	(1,456,253)	(3,962,492)

Financial Income (Expenses)
Financial Revenues	31	76,222	40,874	171,479	104,045
Financial Expenses	31	(242,007)	(206,803)	(658,281)	(581,636)
Derivative Financial Instruments	31	6,341	80,586	39,901	183,953
Financial Revenues (Expenses), Net		(159,444)	(85,343)	(446,901)	(293,638)

Loss before monetary and exchange rate variation		(1,410,810)	(2,233,730)	(1,903,154)	(4,256,130)

Monetary and Foreign Exchange Rate Variations, Net	31	(137,849)	(292,751)	115,065	(155,891)

Loss before income tax and social contribution		(1,548,659)	(2,526,481)	(1,788,089)	(4,412,021)

Income Tax and Social Contribution
Deferred		(210)	(244)	(4,294)	(194)
Total Income Tax and Social Contribution	13	(210)	(244)	(4,294)	(194)

Loss for the Period		(1,548,869)	(2,526,725)	(1,792,383)	(4,412,215)

Basic and Diluted Loss per share	26
Per Common Share		(0.106)	(0.182)	(0.126)	(0.338)
Per Preferred Share		(3.714)	(6.405)	(4.418)	(11.893)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Income Statement Periods ended September 30, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net Revenue
Passenger Transportation		3,759,682	1,767,430	9,767,176	4,071,282
Cargo and Others		249,924	147,621	704,937	439,768
Total Net Revenue	29	4,009,606	1,915,051	10,472,113	4,511,050

Cost of Services	30	(3,248,879)	(1,841,205)	(8,580,538)	(4,720,393)
Gross Profit (Loss)		760,727	73,846	1,891,575	(209,343)

Operating Revenues (Expenses)
Selling Expenses	30	(284,857)	(150,030)	(822,232)	(354,855)
Administrative Expenses	30	(345,151)	(652,723)	(1,013,927)	(1,447,946)
Other Revenues and Expenses, Net	30	(89,994)	(23,545)	(129,464)	(73,061)
Total Operating Expenses		(720,002)	(826,298)	(1,965,623)	(1,875,862)

Income (Loss) before financial income (expenses), monetary and exchange rate variation and income taxes		40,725	(752,452)	(74,048)	(2,085,205)

Financial Income (Expenses)
Financial Revenues	31	61,139	9,317	110,499	28,998
Financial Expenses	31	(872,709)	(564,776)	(2,452,018)	(1,561,487)
Derivative Financial Instruments	31	(28,388)	80,182	5,095	183,200
Financial Revenues (Expenses), Net		(839,958)	(475,277)	(2,336,424)	(1,349,289)

Loss before monetary and exchange rate variation		(799,233)	(1,227,729)	(2,410,472)	(3,434,494)

Monetary and Foreign Exchange Rate Variations, Net	31	(737,982)	(1,491,881)	642,787	(1,100,268)

Loss before income tax and social contribution		(1,537,215)	(2,719,610)	(1,767,685)	(4,534,762)

Income Tax and Social Contribution
Current		(3,682)	(3,356)	(6,769)	(48,944)
Deferred		(7,972)	196,241	(17,929)	209,224
Total Income Tax and Social Contribution	13	(11,654)	192,885	(24,698)	160,280

Loss for the Period		(1,548,869)	(2,526,725)	(1,792,383)	(4,374,482)

Net Income (Loss) Attributable to:
Shareholders of the Parent Company		(1,548,869)	(2,526,725)	(1,792,383)	(4,412,215)
Non-Controlling Shareholders		-	-	-	37,733

Basic and Diluted Loss per share	26
Per Common Share		(0.106)	(0.182)	(0.126)	(0.338)
Per Preferred Share		(3.714)	(6.405)	(4.418)	(11.893)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Comprehensive Income Statements Periods ended September 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss for the Period	(1,548,869)	(2,526,725)	(1,792,383)	(4,412,215)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	(10,191)	(13,143)	164,429	402,639
Cumulative Adjustment of Conversion into Subsidiaries	(1,786)	(36)	(2,657)	501
	(11,977)	(13,179)	161,772	403,140

Total Comprehensive Income (Expenses) for the Period	(1,560,846)	(2,539,904)	(1,630,611)	(4,009,075)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss for the Period	(1,548,869)	(2,526,725)	(1,792,383)	(4,374,482)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	(10,191)	(13,143)	164,429	402,639
Cumulative Adjustment of Conversion into Subsidiaries	(1,786)	(36)	(2,657)	773
	(11,977)	(13,179)	161,772	403,412

Total Comprehensive Income (Expenses) for the Period	(1,560,846)	(2,539,904)	(1,630,611)	(3,971,070)

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	(1,560,846)	(2,539,904)	(1,630,611)	(4,009,075)
Non-Controlling Shareholders	-	-	-	38,005

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Statements of Changes in Shareholders’ Equity Periods ended September 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
				Capital Reserve			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects of Change in Equity Interest	Year-to-Date Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Interest Shareholders	Total
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	402,639	-	501	-	-	403,140	272	403,412
Net Income (Loss) for the Period	-	-	-	-	-	-		-	-	-	(4,412,215)	(4,412,215)	37,733	(4,374,482)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	402,639	-	501	-	(4,412,215)	(4,009,075)	38,005	(3,971,070)
Stock Option	-	-	-	-	-	15,125	-	-	-	-	-	15,125	263	15,388
Capital Increase due to Stock Options Exercised	2,088	(1,168)	-	-	-	-	-	-	-	-	-	920	-	920
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Treasury Shares Sale	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of Interest from Non-Controlling Shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of Preferred Shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital Increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances on September 30, 2021	4,041,424	12	(41,514)	11,020	83,229	108,009	(908,437)	(26,669)	1,065	(150,168)	(21,397,585)	(18,279,614)	-	(18,279,614)

Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	164,429	-	(2,657)	-	-	161,772	-	161,772
Loss for the Period	-	-	-	-	-	-	-	-	-	-	(1,792,383)	(1,792,383)	-	(1,792,383)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	164,429	-	(2,657)	-	(1,792,383)	(1,630,611)	-	(1,630,611)
Stock Option	-	-	-	-	-	13,182	-	-	-	-	-	13,182	-	13,182
Capital Increase due to Stock Options Exercised (Note 25.1)	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital Increase (Note 25.1)	-	-	-	946,345	-	-	-	-	-	-	-	946,345	-	946,345
Transfer of Treasury Shares (Note 27.2)	-	-	2,566	(1,515)	-	(1,051)	-	-	-	-	-	-	-	-
Sale of treasury shares	-	-	37	-	-	-	-	-	-	-	-	37	-	37
Balances on September 30, 2022	4,040,397	-	(38,911)	955,850	83,229	126,593	(754,372)	14,855	(1,625)	(150,168)	(25,999,291)	(21,723,443)	-	(21,723,443)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

18

Cash Flow Statements Periods ended September 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Loss for the Period	(1,792,383)	(4,412,215)	(1,792,383)	(4,374,482)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	806,750	444,760
Depreciation and Amortization - Others	-	-	451,563	508,893
Provision for Doubtful Accounts	-	-	(557)	165
Provisions for Inventory Obsolescence	-	-	575	57
Provision for maintenance deposit and reserve	-	89,307	6,284	274,918
Reversal of Provision for Losses on Advances to Suppliers	-	-	(1,087)	(4,705)
Adjustment to Present Value of provision for aircraft return	-	-	153,747	67,035
Deferred Taxes	4,294	194	17,929	(209,224)
Equity Pickup	1,315,154	3,843,053	-	-
Result of transactions with property, plant and equipment and intangible assets	-	-	43,340	2,495
Sale-Leaseback gains	102,277	-	(133,053)	-
Recognition of provisions and contingencies	-	-	273,023	849,383
Exchange Rate and Cash Changes, Net	(95,109)	135,997	(642,122)	1,041,209
Interest on Loans and Leases and Amortization of Costs	510,570	516,928	1,732,379	1,362,644
Derivative financial instruments	(39,901)	(183,952)	79,125	(127,185)
Provision for Labor Liabilities	-	-	-	142,467
Share-Based payments	-	-	13,182	15,388
Recovery of one-off credits	-	-	-	(57,422)
Other Provisions	-	-	(4,020)	(4,127)
Adjusted Net Income (Expenses)	4,902	(10,688)	1,004,675	(67,731)
Changes in Operating Assets and Liabilities:
Financial Investments	(578)	4,827	(55,415)	(43,331)
Trade Receivables	-	-	(105,575)	100,754
Inventories	-	-	(150,729)	(43,420)
Deposits	(2,900)	(7,345)	(258,447)	(85,535)
Prepayment to Suppliers and Third-Parties	(38,209)	10,384	(116,271)	51,127
Taxes to Recover	(3,577)	1,833	743	284,918
Variable Leases	-	-	1,574	21,884
Suppliers	(53,133)	(6,627)	144,533	156,885
Suppliers - Forfaiting	-	-	7,208	23,629
Labor Liabilities	(105)	(19)	362,887	(75,641)
Taxes to Collect	131	615	274,815	24,646
Landing Fees	-	-	165,780	10,697
Advance Ticket Sales	-	-	1,044,790	246,232
Frequent-Flyer Program	-	-	238,853	(5,788)
Prepayment from Customers	-	-	(103,348)	60,834
Provisions	-	-	(303,017)	(424,372)
Liabilities with Derivative Transactions	-	-	(56,873)	131,897
Other Credits (Liabilities)	94,901	266,152	(171,909)	462,699
Interest Paid	(512,206)	(501,091)	(737,437)	(585,199)
Income Tax Paid	(112)	-	(557)	(42,782)
Net Cash (Used in) from Operating Activities	(510,886)	(241,959)	1,186,281	202,403

19

Cash Flow Statements Periods ended September 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Loans Receivable from Related Parties	345,864	(1,762,666)	-	-
Short-term investments in subsidiary, net	-	(100)	-	648,896
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	-	287,128	-	-
Prepayment for Future Capital Increase in Subsidiary	(1,128,568)	(222,700)	-	-
Return of Advances for Acquisition of Property, Plant & Equipment	(81,648)	11,590	(156,081)	(220,757)
Acquisition of Property, Plant & Equipment	-	(310,675)	(507,524)	(195,331)
Sale-leaseback transactions received	69,819	-	69,819	-
Acquisition of Intangible Assets	-	-	(91,898)	(122,462)
Net Cash Flows (Used in) from Investment Activities	(794,533)	(1,997,423)	(685,684)	110,346

Funding of Borrowings	-	2,261,773	110,000	2,272,725
Loan Payments	-	(499,663)	(268,960)	(672,628)
Lease Payments - Aircraft	-	-	(1,586,217)	(912,287)
Lease Payments - Others	-	-	(30,453)	(11,602)
Related-Party Loans	135,252	-	-	-
Acquisition of Interest from Non-Controlling Shareholders	-	-	-	(744,450)
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	-	(260,131)
Capital Increase by Shareholders	947,627	423,061	947,627	423,061
Shares to Issue	-	920	-	920
Sale of Treasury Shares	37	588	37	588
Net Cash Flows (Used in) from Financing Activities	1,082,916	2,186,679	(827,966)	96,196

Exchange Rate Change of the Cash of Subsidiaries Abroad	12,737	(27,402)	(9,716)	(28,417)

Increase (Decrease) in Cash and Cash Equivalents	(209,766)	(80,105)	(337,085)	380,528

Cash and Cash Equivalents at the Start of the Fiscal Year	210,941	423,937	486,258	662,830
Cash and Cash Equivalents at the End of the Period	1,175	343,832	149,173	1,043,358

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

20

Statement of Value Added Periods ended September 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues
Passenger, Cargo, and Other Transportation	-	-	10,868,624	4,738,798
Other Operating Revenues	106,751	62	307,547	127,503
Provision for Doubtful Accounts	-	-	557	(165)
	106,751	62	11,176,728	4,866,136
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(4,561,951)	(1,659,764)
Materials, Energy, Third-Party Services, and Others	(243,666)	(110,591)	(2,821,586)	(2,355,433)
Aircraft Insurance	-	-	(33,961)	(36,918)
Sales and Marketing	(285)	(345)	(619,190)	(237,427)
Gross Added Value	(137,200)	(110,874)	3,140,040	576,594

Depreciation - Aircraft Right of Use	-	-	(806,750)	(444,760)
Depreciation and Amortization - Others	-	-	(451,563)	(508,893)
Net Added Value Produced by the Company	(137,200)	(110,874)	1,881,727	(377,059)

Added Value Received on Transfers
Equity Earnings (Loss)	(1,315,154)	(3,843,053)	-	-
Derivative financial instrument	39,901	80,182	5,095	183,200
Financial Revenue	157,237	305,432	106,560	158,944
Total Value Added (Distributed) to Distribute	(1,255,216)	(3,568,313)	1,993,382	(34,915)

Distribution of Value Added:
Direct Compensation	2,994	10,077	1,100,691	1,044,005
Benefits	-	328	164,698	151,496
FGTS	-	-	93,485	59,199
Personnel	2,994	10,405	1,358,874	1,254,700

Federal	9,451	1,214	560,625	216,141
State	-	-	14,962	11,815
Municipal	-	-	1,137	1,690
Taxes, Fees, and Contributions	9,451	1,214	576,724	229,646

Interest and Exchange Rate Change - Aircraft Leases	-	-	592,267	998,953
Interest and Exchange Rate Change - Others	524,682	832,283	1,035,519	1,770,704
Rents	-	-	75,020	85,342
Others	40	-	147,361	222
Third-Party Capital Compensation	524,722	832,283	1,850,167	2,855,221

Loss for the Period	(1,792,383)	(4,412,215)	(1,792,383)	(4,412,215)
Net Profit of the Period Attributed to Non-Controlling Shareholders	-	-	-	37,733
Shareholders’ Equity Compensation	(1,792,383)	(4,412,215)	(1,792,383)	(4,374,482)

Total Value Added Distributed (to Distribute)	(1,255,216)	(3,568,313)	1,993,382	(34,915)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on September 30, 2022, is shown below:

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Entity	Incorporation Date	Main Activity	Type of Control	% of Interest in the Share Capital
				September 30, 2022		December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in Companies	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	100.00	100.00
Smiles Viajes Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment Fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment Fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”) has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A. both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds AirFim and Fundo Sorriso, controlled by GLA have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of this fund.

1.2.	Impacts and Measures taken by the Management regarding Covid-19

The first days of 2022 featured a significant growth in Covid-19 cases, with the “Omicron” variant, which led to flights cancelled by several companies in Brazil and worldwide. Through its flexible business model based on a single type of fleet, GOL did not see any operational impact in the period, with regularity above 99% and market leadership in domestic routes with 38.5% of market share in this month in January 2022.

The results of the third quarter demonstrate a consistent recovery in demand, started in the second quarter of 2022, and with plans to return to pre-pandemic levels in the coming quarters, with the Company having increased the domestic offer, measured by the ASK, at 28.1% on this quarter compared to the same period in 2021 and observed an increase of 27.4% in domestic demand, measured by RPK following the same comparison.

In order to keep up with the resumption of demand and increase its positioning in the regional market, the Company, in addition to inaugurating new routes in this market, also signed agreements with new partners and expanded frequencies on previously operated routes.

The Company, through its Executive Committee, with its entire management body, works in a timely and close manner to support society, monitor demand, and define financial and operational strategies.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Impacts on the Parent Company and Consolidated Quarterly Information

Throughout 2022, the operational network resumed and the offer normalized at levels close to 2019, however the result for the period bears the impacts of the pandemic period that led to a reduction in the network. Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation.

The table below details the reclassifications made to the three- and nine-month periods ended September 30, 2022, linked directly to the Covid-19 pandemic and additional disclosures:

		Three-Month Period		Nine-Month Period
Income Statement - Reclassifications		Cost of Services	Other Revenues and Expenses, Net	Cost of Services	Other Revenues and Expenses, Net
Flight equipment depreciation – idleness	(a)	32,860	(32,860)	108,706	(108,706)

(a)	Due to the drop in the number of flights operated, where the Company incurred with the burden of time, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended September 30, 2022, no adjustment was needed regarding impairments on the Company’s taxes to recover, deferred tax assets, Property, Plant & Equipment, and intangible assets.

1.3.	Impacts and Measures taken by the Management regarding the Russian Invasion of Ukraine

On February 24, 2022, Russia launched a military invasion of Ukraine, severely escalating the existing conflict between these countries. The invasion was widely criticized by the international community, including sanctions to shut down the Russian economy.

As a result of the invasion, Brent and WTI oil and Heating Oil and Jet Fuel distillates prices rose sharply and remain quoted close to 100 dollars with differentials at historical highs, during the year 2022, with a direct impact on aircraft fuel expenses. In view of this increase, the Company uses its capacity management to optimize the pricing of its fares, increase productivity and cost optimization, in addition to evaluating protection strategies of future exposure and participate in sectoral negotiations in order to mitigate the impact on the operating margin.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.4.	Capital Structure and Net Current Capital

On September 30, 2022, the Company’s negative individual and consolidated net working capital reached R$385,197 and R$10,596,009, respectively (R$95,229 and R$8,393,753 negative on December 31, 2021).). This is mainly due to an increased advance ticket sales and frequent-flyer program, on September 30, 2022, these obligations totaled R$5,250,098 (R$3,969,251 on December 31, 2021), which are expected to be substantially carried out with the Company’s services.

On September 30, 2022, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders, totaling R$21,723,443 (R$21,053,678 negative on December 31, 2021). The variation observed is mainly due to loss for the period, partially offset by the capital increase carried out in the context of the investment agreement with American Airlines (Note 1.5).

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 93.7% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 47.5% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure.

Our Parent Company and Consolidated Quarterly Information have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, at least annually, by GOL's Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on September 30, 2022, the Parent Company and Consolidated Quarterly Information do not include any adjustments that may result from the inability to continue operating.

1.5.	American Airlines Investment Agreement

In the period ended September 30, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid up in cash by American Airlines for 22,224,513 preferred shares of the Company.

As of this transaction, American Airlines has the right to appoint a member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement furthers the relationship between the two airlines, with more travel opportunities for passengers and improving the customer experience and GOL's competitive position on routes that connect North and South America.

1.6.	Advancing the Fleet Transformation Plan

In line with the plan announced for the year ended December 31, 2021, GOL continued to accelerate its fleet transformation in the period ended September 30, 2022, receiving 16 Boeing 737-MAX aircraft through lease, with 4 having a purchase option.

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several markets, operations close to resuming pre-pandemic levels and significantly higher macroeconomic variables, mainly the oil barrel price, there is an increased need to advance the replacement of the current fleet of 737 NG.

Besides, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the advanced fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be offset with deposits disclosed in Note 10.

1.7.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025, in the quarter ended September 30, 2022, the Company received the first two cargo aircraft, having started operations in September of 2022.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tonnes in 2023 to generate additional revenue.

1.8.	Agreement between the Controlling Shareholder and Main Investors of Avianca

On May 11, 2022, the Company received a mail from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”) notifying that a Master Contribution Agreement was signed with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and major investors in Avianca Holding will contribute with their shares in Avianca Holding to create a privately held company, incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and keep their brands and cultures.

The Transaction is conditioned to certain usual precedent conditions set forth in the Master Contribution Agreement, including the prior approval by the competent regulatory bodies. On September 30, 2022, there are no impacts on the Company's quarterly information.

1.9.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations and from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on September 30, 2022, there are no impacts on the Company's quarterly information.

MAP will be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.10.	Compliance Program

On September 15, 2022, the Company entered into an agreement with the Comptroller General of the Union of Brazil ("CGU"), with the United States Department of Justice ("DoJ") and with the U.S. Securities and Exchange Commission ("SEC") to terminate investigations into payments made by GOL between 2012 and 2013 to politically exposed persons, including Brazilian government officials, as a result of a December 2016 GOL report to the SEC and to the Securities and Exchange Commission ("CVM").

Pursuant to the agreements entered into, the authorities acknowledged the Compliance program, internal controls, and Company’s anti-corruption procedures: (a) GOL agreed to pay the full amount of US$3.4 million to CGU to be deducted from payments due to the DoJ and SEC as described below; (b) the DoJ has agreed by the filing of the indictment, whereby it was determined that no compliance monitoring will be required and that the company agreed to report annually, for three years, to the DoJ remediation and implementation of Compliance measures related to anti-corruption policies, procedures and practices; (c) GOL agreed to pay US$17.0 million to the DoJ and US$24.5 million to the SEC in penalties and interest for the early judgment related to the reduction of payroll tax and fuel tax between 2012 and 2013 that benefited the Company along with other companies and airlines. Of this amount, US$12.6 million was paid to the DoJ and SEC in September 2022 and the balance will be paid in the next two years; and (d) the payment of US$3.4 million by GOL to CGU which, as described above, will be credited by the DoJ and the SEC and may be deducted from the payments due to them.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company and Consolidated Quarterly Information were prepared following accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s consolidated quarterly information (ITR) was prepared under accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s Parent Company and Consolidated Quarterly Information was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s parent company and consolidated quarterly information requires Management to make judgments, use estimates and adopt assumptions that affect the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

When preparing this Parent Company and Consolidated Quarterly Information, the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the restatement of relevant information included in the annual financial statements disclosed on March 14, 2022.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s parent company and consolidated quarterly information for the period ended September 30, 2022 has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, see details in Note 1.4.

In order to maintain comparability between the periods, the Company revised the aggregations in the presentation of the Financial Result in the income statement for the periods ended September 30, 2021, in accordance with the provisions of CPC 26 (R1) - "Presentation of Financial Statements", equivalent to IAS 1.

3.	Approval of the Parent Company and Consolidated Quarterly Information

This Parent Company and Consolidated Quarterly Information (ITR) was authorized by the Board of Directors on October 26, 2022.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2021, released on March 14, 2022.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following changes to accounting standards became effective for periods beginning after January 1, 2022:

•      Onerous Agreements – Costs to fulfill an agreement (Amendments to IAS 37);

•      Property, Plant & Equipment – Gains before intended use (Amendments to IAS 16);

•      Rates on the '10 percent' test to derecognize financial liabilities (Amendments to IFRS 9);

•      Annual improvements to IFRS 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and

•      References to the Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's quarterly information. Additionally, in the period ended September 30, 2022, no new standards or pronouncements were published with an expected impact to the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Variations, Net” in the income statement for the period.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	September 30, 2022	December 31, 2021	September 30, 2022	September 30, 2021
U.S. Dollar	5.4066	5.5805	5.1325	5.3317
Argentinian Peso	0.0367	0.0543	0.0433	0.0572

5.	Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, operations follow the continuous resumption of operational numbers prior to the pandemic period, given the reduction in the number of cases and deaths caused by Covid-19.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Cash and Bank Deposits	539	2,981	140,155	116,123
Cash Equivalents	636	207,960	9,018	370,135
Total	1,175	210,941	149,173	486,258

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Domestic Currency
Private Bonds	-	207,656	14	329,235
Automatic Investments	636	304	8,978	40,873
Total Domestic Currency	636	207,960	8,992	370,108

Foreign Currency
Private Bonds	-	-	26	27
Total Foreign Currency	-	-	26	27

Total	636	207,960	9,018	370,135

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Domestic Currency
Government Bonds	91.9% of CDI	-	-	3,770	2,042
Private Bonds	98.1% of CDI	786	-	291,673	288,056
Investment Funds	78.6% of CDI	4,170	4,378	10,740	12,042
Total Domestic Currency		4,956	4,378	306,183	302,140

Foreign Currency
Private Bonds		-	-	-	33,570
Investment Funds		-	-	132,301	37,979
Total Foreign Currency		-	-	132,301	71,549

Total		4,956	4,378	438,484	373,689

Current		4,955	4,377	345,313	291,363
Non-Current		1	1	93,171	82,326

Of the total amount recorded in the parent company and in the consolidated on September 30, 2022, R$4,830 and R$305,039 (R$4,123 and R$333,984 on December 31, 2021), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.	Trade Receivables

	Consolidated
	September 30, 2022	December 31, 2021
Domestic Currency
Credit Card Administrators	242,874	200,601
Travel Agencies	395,856	439,698
Cargo Agencies	43,457	27,418
Partner Airlines	16,488	11,921
Others	1,209	18,852
Total Domestic Currency	699,884	698,490

Foreign Currency
Credit Card Administrators	109,188	77,379
Travel Agencies	115,050	38,999
Cargo Agencies	1,018	211
Partner Airlines	22,916	27,863
Others	22,004	27,021
Total Foreign Currency	270,176	171,473

Total	970,060	869,963

Estimated Losses from Doubtful Accounts	(18,723)	(19,280)

Total Trade Receivables	951,337	850,683

The aging list of trade receivables, net of allowance for doubtful accounts on trade receivables, is as follows:

	Consolidated
	September 30, 2022	December 31, 2021
To be Due
Up to 30 days	769,727	607,968
From 31 to 60 days	95,569	82,132
From 61 to 90 days	266	55,265
From 91 to 180 days	1,146	33,491
From 181 to 360 days	22,112	1,096
Above 360 days	5	379
Total to be Due	888,825	780,331

Overdue
Up to 30 days	32725	31,302
From 31 to 60 days	8,333	5,722
From 61 to 90 days	3,474	2,172
From 91 to 180 days	2,717	7,566
From 181 to 360 days	2,608	8,911
Above 360 days	12,655	14,679
Total Overdue	62,512	70,352

Total	951,337	850,683

The movement of estimated losses on doubtful accounts is as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Opening Balance of the Fiscal Year	(19,280)	(18,047)
(Additions) Reversals	557	(1,233)
Closing Balance of the Period	(18,723)	(19,280)

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
9.	Inventories

	Consolidated
	September 30, 2022	December 31, 2021
Consumables	25,722	20,585
Parts and Maintenance Materials	331,849	201,470
Advances to Suppliers	62,168	47,530
Total	419,739	269,585

The changes in the provision for obsolescence are as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Balances at the Beginning of the Fiscal Year	(6,176)	(12,862)
Additions	(575)	(687)
Write-Offs	957	7,373
Closing Balances of the Period	(5,794)	(6,176)

10.	Deposits

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Maintenance Deposits	-	-	1,144,670	1,000,995
Court Deposits	47,644	44,744	589,799	575,917
Deposit in Guarantee for Lease Agreements	2,703	2,790	433,653	372,114
Total	50,347	47,534	2,168,122	1,949,026

Current	-	-	394,305	191,184
Non-Current	50,347	47,534	1,773,817	1,757,842

10.1.	Maintenance Deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual liabilities related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. Credit bills can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On September 30, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2022 was R$278,224 (R$262,061 on December 31, 2021).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2022, the balance referring to such reserves was R$866,446 (R$738,934 on December 31, 2021).

32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, whenever blocks occur, their exclusion and respective release of the retained funds is demanded.

10.3.	Deposit in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to Suppliers and Third Parties

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Advance to Domestic Suppliers	-	32	227,713	255,024
Advance to Foreign Suppliers	1,208	51	161,762	42,524
Advance for Materials and Repairs	37,084	-	62,542	48,932
Total Advances to Suppliers	38,292	83	452,017	346,480

Current	38,292	83	382,232	270,342
Non-Current	-	-	69,785	76,138

12.	Taxes to Recover

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Income Tax and Social Contribution to Recover	18,200	14,575	51,791	51,282
PIS and COFINS to Recover	-	-	175,578	185,827
Value Added Tax (VAT), Abroad	-	-	10,093	4,035
Others	-	48	11,162	8,223
Total	18,200	14,623	248,624	249,367

Current	4,629	10,159	226,907	176,391
Non-Current	13,571	4,464	21,717	72,976

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Taxes (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2021	Result	September 30, 2022	December 31, 2021	Result	Shareholders’ Equity (*)	September 30, 2022
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	50,385	-	50,385	50,385	-	-	50,385
Negative Basis of Social Contribution	18,137	-	18,137	18,137	-	-	18,137
Temporary Differences:
Provision for Losses on Other Credits	7,132	(4,263)	2,869	7,132	(4,263)	-	2,869
Provision for Legal Proceedings and Tax Liabilities	(94)	(31)	(125)	(94)	(31)	-	(125)
Others	-	-	-	239	-	68	307
Total Deferred Tax Assets	75,560	(4,294)	71,266	75,799	(4,294)	68	71,573
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(202,522)	(10,201)	-	(212,723)
Breakage Provision	-	-	-	(197,246)	(83,832)	-	(281,078)
Goodwill Amortization for Tax Purposes	-	-	-	(143,297)	(35,185)	-	(178,482)
Derivative Transactions	-	-	-	(502)	17,163	-	16,661
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	-	-	-	209,141	(2,461)	-	206,680
Provision for Aircraft and Engine Return	-	-	-	310,746	35,353	-	346,099
Provision for Legal Proceedings and Tax Liabilities	-	-	-	243,826	32,826	-	276,652
Aircraft Leases and Others	-	-	-	84,500	62,265	-	146,765
Others	-	-	-	48,169	(29,563)	-	18,606
Total Deferred Tax Assets Liabilities	-	-	-	(411)	(13,635)	-	(14,046)

Total Effect of Deferred Taxes in the Income (Expenses)	-	(4,294)	-	-	(17,929)	-	-

(*) Exchange rate change recognized in other comprehensive income.

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2022 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	11,329
2023	21,522
2024	20,290
2025	14,816
2026	565
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2022	December 31, 2021
Income Tax Losses and Negative Basis of Social Contribution	13,985,827	12,076,378

Potential Tax Credit	4,755,181	4,105,969

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the periods ended September 30, 2022 and 2021 is shown below:

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss before Income Tax and Social Contribution	(1,548,659)	(2,526,481)	(1,788,089)	(4,412,021)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	526,544	859,004	607,950	1,500,087

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(366,405)	(725,314)	(447,152)	(1,306,638)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(38,847)	(32,382)	(126,767)	(108,154)
Nondeductible Revenues (Expenses), Net	(73,337)	(1,055)	(77,479)	(24,155)
Exchange Rate Change on Foreign Investments	(47,236)	(103,452)	40,939	(50,261)
Benefit Constituted (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	(929)	2,955	(1,785)	(11,074)
Total Income Tax and Social Contribution	(210)	(244)	(4,294)	(194)

Income Tax and Social Contribution
Current	-	-	-	-
Deferred	(210)	(244)	(4,294)	(194)
Total Income Tax and Social Contribution	(210)	(244)	(4,294)	(194)

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss before Income Tax and Social Contribution	(1,537,215)	(2,719,610)	(1,767,685)	(4,534,762)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	522,653	924,667	601,013	1,541,819

Adjustments to Calculate the Actual Tax Rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(10,857)	(24,492)	(31,556)	(99,594)
Income Tax on Permanent Differences and Other	(86,762)	(17,696)	(121,906)	(86,385)
Exchange Rate Change on Foreign Investments	(59,088)	(88,452)	14,649	(56,590)
Benefit Constituted (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	(377,600)	(601,142)	(486,898)	(1,138,970)
Total Income Tax and Social Contribution	(11,654)	192,885	(24,698)	160,280

Income Tax and Social Contribution
Current	(3,682)	(3,356)	(6,769)	(48,944)
Deferred	(7,972)	196,241	(17,929)	209,224
Total Income Tax and Social Contribution	(11,654)	192,885	(24,698)	160,280

14.	Property, Plant & Equipment

14.1.	Parent Company

On September 30, 2022, the balance of Property, Plant & Equipment was R$414,199 in GAC (R$451,320 on December 31, 2021), mainly from advances for aircraft acquisition.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.2.	Consolidated

		December 31, 2021							September 30, 2022
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with Purchase Option	10.30%	-	-	-	1,150,661	-	(43,056)	-	1,107,605	1,150,661	(43,056)
Aircraft - ROU(1) with no Purchase Option	17.18%	7,127,628	(1,958,755)	5,168,873	1,220,587	(152,547)	(740,767)	(10,348)	5,485,798	8,111,343	(2,625,545)
Spare Parts and Engines - Own (3) (4)	7.15%	2,062,646	(963,949)	1,098,697	183,538	-	(108,581)	(6,087)	1,167,567	2,229,891	(1,062,324)
Spare Parts and Engines - ROU	31.38%	129,223	(62,908)	66,315	9,992	(378)	(22,927)	-	53,002	138,837	(85,835)
Aircraft and Engine Overhauling	39.99%	3,143,372	(2,370,691)	772,681	347,688	-	(256,212)	(14,437)	849,720	3,312,175	(2,462,455)
Tools	10.00%	56,826	(32,327)	24,499	5,188	-	(2,950)	(15)	26,722	61,996	(35,274)
		12,519,695	(5,388,630)	7,131,065	2,917,654	(152,925)	(1,174,493)	(30,887)	8,690,414	15,004,903	(6,314,489)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,076	(9,915)	1,161	201	-	(313)	-	1,049	11,277	(10,228)
Machinery and Equipment	10.00%	62,837	(50,824)	12,013	1,138	-	(1,454)	(13)	11,684	63,199	(51,515)
Furniture and Fixtures	10.00%	32,508	(22,024)	10,484	1,351	-	(1,441)	(4)	10,390	33,665	(23,275)
Computers, Peripherals and Equipment	19,73%	49,636	(40,869)	8,767	3,598	-	(2,716)	(11)	9,638	51,722	(42,084)
Computers, Peripherals and Equipment – ROU	31,47%	23,210	(20,251)	2,959	1,816	-	(2,635)	-	2,140	25,026	(22,886)
Third-Party Property Improvements	20.27%	183,345	(166,832)	16,513	3	-	(7,354)	-	9,162	183,300	(174,138)
Third-Party Properties - ROU	7.97%	28,819	(24,186)	4,633	171,084	52,725	(14,027)	-	214,415	252,135	(37,720)
Construction in Progress		15,410	-	15,410	1,272	-	-	-	16,682	16,682	-
		406,841	(334,901)	71,940	180,463	52,725	(29,940)	(28)	275,160	637,006	(361,846)

Impairment Losses (2)	-	(26,854)	-	(26,854)	5,450	-	-	-	(21,404)	(21,404)	-
Total Property, Plant & Equipment in Use		12,899,682	(5,723,531)	7,176,151	3,103,567	(100,200)	(1,204,433)	(30,915)	8,944,170	15,620,505	(6,676,335)

Advance to Suppliers	-	499,019	-	499,019	156,081	-	-	(118,769)	536,331	536,331	-
Total		13,398,701	(5,723,531)	7,675,170	3,259,648	(100,200)	(1,204,433)	(149,684)	9,480,501	16,156,836	(6,676,335)

(1)	Right of Use (“ROU”)
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On September 30, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On September 30, 2022, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.
37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Intangible Assets

The breakdown and changes in intangible assets are as follows:

		Consolidated
		December 31, 2021						September 30, 2022
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Amortization	Net Opening Balance	Additions	Amortization	Write-offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Software	38.70%	508,650	(268,476)	240,174	91,898	(52,380)	(38)	279,654	571,402	(291,748)
Others	20.00%	10,000	(8,167)	1,833	-	(1,500)	-	333	10,000	(9,667)
Total		2,099,852	(276,643)	1,823,209	91,898	(53,880)	(38)	1,861,189	2,162,604	(301,415)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment. On September 30, 2022, no indications of devaluation of the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only using this set that the Company will generate economic benefits.

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2021								September 30, 2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Unrealized Income (Expenses) from ESN	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Foreign Currency Contracts
ESN 2024 (a)	07/2024	3.75%	40,764	1,947,463	1,988,227	(128,421)	152,622	(84,037)	(62,484)	7,184	1,873,091	17,952	1,855,139
Senior Notes 2025 (b)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	175,147	(239,917)	(113,063)	6,895	3,533,840	41,000	3,492,840
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,451,977	3,451,977	-	200,168	(136,188)	(106,728)	47,487	3,456,716	70,286	3,386,430
Perpetual Notes (d)	-	8.75%	17,743	858,843	876,586	-	51,848	(52,064)	(27,100)	-	849,270	17,190	832,080
Total			164,304	9,857,264	10,021,568	(128,421)	579,785	(512,206)	(309,375)	61,566	9,712,917	146,428	9,566,489
(a)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares (“ADSs”), see Note 33
(b)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company, maturing in 2025.
(c)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(d)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.
39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

				Consolidated
			December 31, 2021										September 30, 2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Domestic Currency Contracts
Debentures (a)	10/2024	18.76%	109,519	1,055,249	1,164,768	-	-	(35,140)	139,660	(163,622)	-	11,339	1,117,005	512,707	604,298
Working Capital (b)	10/2025	18.76%	48,239	9,757	57,996	110,000	-	(38,991)	4,842	(5,105)	-	-	128,742	68,056	60,686
Foreign Currency Contracts
Import Financing (c)	01/2023	10.46%	138,034	-	138,034	-	-	(51,889)	6,763	(6,166)	(6,301)	-	80,441	80,441	-
Financing with Ex-lm Bank Collateral (d)	12/2022	3.56%	99,396	-	99,396	-	-	(91,231)	1,325	(920)	(9,909)	1,339	-	-	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227		(128,421)	-	152,622	(84,037)	(62,484)	7,184	1,873,091	17,952	1,855,139
Spare Engine Facility (f)	09/2024	6.00%	24,651	125,106	149,757	-	-	(17,321)	3,422	(3,478)	(5,387)	211	127,204	23,877	103,327
Senior Notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	-	175,147	(239,917)	(113,063)	6,895	3,533,840	41,000	3,492,840
Senior Secured Notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	-	200,168	(136,188)	(106,728)	47,487	3,456,716	70,286	3,386,430
Loan Facility (i)	03/2028	6.26%	50,471	218,040	268,511	-	-	(34,388)	8,171	(8,354)	(10,558)	191	223,573	37,888	185,685
Perpetual Notes (j)	-	8.75%	17,743	858,843	876,586	-	-	-	51,848	(52,064)	(27,100)	-	849,270	17,190	832,080
Total			634,614	11,265,416	11,900,030	110,000	(128,421)	(268,960)	743,968	(699,851)	(341,530)	74,646	11,389,882	869,397	10,520,485

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuing transactions that have as purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to carry out engine maintenance services with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares (“ADSs”), see Note 33.
(f)	Loan with guarantee of the Company's own engines, with maturity in 2024.
(g)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee totaling 5 engines, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on September 30, 2022 includes funding costs, premiums, goodwill and negative goodwill totaling R$149,335 and R$175,075, respectively (R$210,902 and R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$22,751 on September 30, 2022 (R$162,568 on December 31, 2021).

16.1.	New funding and renegotiations during the period ended on September 30, 2022

The renegotiations detailed below were evaluated in accordance with CPC 48 - “Financial instruments”, equivalent to IFRS 9, and did not fit the definitions of derecognition of liabilities (with the extinction of the original financial liability and recognition of a new financial liability).

16.1.1.	Working Capital

In the period ended September 30, 2022, the Company, through its subsidiary GLA, renegotiated the impact of maturities of this type of agreement, with in the interest rate, disclosed in the table above, and keeping the operational guarantees. Which is part of a credit line for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

During the period ended September 30, 2022 the Company, through its subsidiary GLA, negotiated new agreements of this type. These operations, whose characteristics are presented below, have the objective of maintaining and managing the Company's working capital.

Operation	Amount	Interest
date	(In thounsands of R$)	rate (p.a.)	Maturity
08/31/2022	70,000	CDI + 4.70%	02/29/2024
09/20/2022	40,000	18.53%	09/20/2024
Total	110,000

16.1.2.	Financing with Ex-lm Bank Collateral

In the period ended September 30, 2022, GLA also renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in the table above. The other conditions of this operation remained unchanged.

16.1.3.	Import Financing

In the period ended September 30, 2022, the Company, through its subsidiary GLA, renegotiated the impact of maturities of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.2.	Loans and Financing – Non-Current

On September 30, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without Maturity Date	Total
Parent Company
Foreign Currency Contracts
ESN 2024	-	1,855,139	-	-	-		1,855,139
Senior Notes 2025	-	-	3,492,840	-	-		3,492,840
Senior Secured Notes 2026	-	-	-	3,386,430	-		3,386,430
Perpetual Notes	-	-	-	-	-	832,080	832,080
Total	-	1,855,139	3,492,840	3,386,430	-	832,080	9,566,489

Consolidated
Domestic Currency Contracts
Debentures	139,454	464,844	-	-	-	-	604,298
Working Capital	16,860	41,743	2,083	-	-	-	60,686
Foreign Currency Contracts
ESN 2024	-	1,855,139	-	-	-		1,855,139
Spare Engine Facility	5,969	97,358	-	-	-	-	103,327
Senior Notes 2025	-	-	3,492,840	-	-		3,492,840
Senior Secured Notes 2026	-	-	-	3,386,430	-		3,386,430
Loan Facility	8,410	34,382	35,593	76,034	31,266	-	185,685
Perpetual Notes	-	-	-	-	-	832,080	832,080
Total	170,693	2,493,466	3,530,516	3,462,464	31,266	832,080	10,520,485

16.3.	Fair Value

The fair value of debt on September 30, 2022, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	1,117,005	1,138,410
ESN 2024	1,873,091	1,146,266	1,873,091	1,146,266
Senior Notes 2025	3,533,840	1,727,086	3,533,840	1,727,086
Senior Secured Notes 2026	3,456,716	2,228,622	3,456,716	2,228,622
Perpetual Notes	849,270	413,569	849,270	413,569
Other Loans	-	-	559,960	559,960
Total	9,712,917	5,515,543	11,389,882	7,213,913

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior Secured Notes 2026.

After renegotiating the debentures in the fiscal year ended December 31, 2021, the mandatory measurement of the indicators (biannual) provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts (biannual) and intellectual property (annual). On June 30, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in December 2022.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases to Pay

On September 30, 2022, the balance of leases to pay includes: (i) R$27,746 from variable payments and short-term leases, exempted as per CPC 06 (R2) - Leases, equivalent to IFRS 16 (R$28,440 on December 31, 2021); and (ii) R$12,053,219 from present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

			Consolidated
	Weighted Average Rate (p.a.)	December 31, 2021											September 30, 2022
		Current	Non-Current	Total	Additions	Write-Off	Contractual Amendment	Payments	Clearing with deposits and other assets	Interest Paid	Interest Incurred	Exchange Rate Change	Total	Current	Non-Current
Domestic Currency Contracts
Without Purchase Option	10.27%	29,456	8,552	38,008	171,084	(242)	33,742	(29,450)	-	-	26,843	-	239,985	36,311	203,674
With Purchase Option	15.71%	-	-	-	1,816	-	-	(1,003)	-	(258)	258	-	813	813	-
Foreign Currency Contracts
Without Purchase Option	12.59%	1,999,791	8,696,745	10,696,536	1,207,504	2,558	(242,640)	(1,492,163)	(67,871)	-	843,476	(379,311)	10,568,089	2,076,868	8,491,221
With Purchase Option	7.46%	-	-	-	1,285,444	-	-	(94,054)	(10,731)	(37,328)	43,188	57,813	1,244,332	111,238	1,133,094
Total		2,029,247	8,705,297	10,734,544	2,665,848	2,316	(208,898)	(1,616,670)	(78,602)	(37,586)	913,765	(321,498)	12,053,219	2,225,230	9,827,989

In the three-month and nine-month periods ended September 30, 2022, the Company directly recognized the cost of services, with R$9,946 and R$15,082, respectively, referring to short-term leases and variable payments.

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	September 30, 2022	December 31, 2021
2022	1,309,005	2,977,345
2023	2,753,539	2,370,391
2024	2,414,793	1,970,832
2025	2,108,352	1,673,635
2026	1,809,436	1,360,011
2026 onwards	7,432,239	4,610,635
Total Minimum Lease Payments	17,827,364	14,962,849
Less Total Interest	(5,746,399)	(4,199,865)
Present Value of Minimum Lease Payments	12,080,965	10,762,984
Less Current Portion	(2,252,976)	(2,057,687)
Non-Current Share	9,827,989	8,705,297

17.1.	Sale-Leaseback Transactions

In the nine-month period ended September 30, 2022, the Company had 8 sale-leaseback transactions (7 aircrafts and 1 engine), with net gain totaling R$102,277 in the parent company and R$133,053 in the consolidated recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Domestic Currency	8,042	52,079	1,504,689	1,401,093
Foreign Currency	23,636	32,272	529,832	497,877
Total	31,678	84,351	2,034,521	1,898,970

Current	31,662	84,335	1,980,367	1,820,056
Non-Current	16	16	54,154	78,914

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. On September 30, 2022, the amount recorded under current liabilities from forfaiting operations totaled R$29,941 (R$22,733 on December 31, 2021).

20.	Taxes to Collect

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
PIS and COFINS	557	510	117,546	71,515
Installments	-	-	225,497	34,213
Income Tax on Salaries	18	43	40,942	32,940
Income Tax and Social Contribution to Collect	-	-	26,443	366
Others	29	32	10,280	7,416
Total	604	585	420,708	146,450

Current	604	585	245,423	122,036
Non-Current	-	-	175,285	24,414

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
21.	Advance Ticket Sales

On September 30, 2022, the balance of advance from ticket sales classified in current liabilities was R$3,715,259 (R$2,670,469 on December 31, 2021) and is represented by 9,421,715 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 60 days (126 days on December 31, 2021).

Balances of advance from ticket sales are shown net of breakage corresponding to R$358,530 on September 30, 2022 (R$226,905 on December 31, 2021).

On September 30, 2022, the Company has reimbursements to pay for advance air tickets totaling R$64,150 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Frequent-Flyer Program

	Consolidated
	September 30, 2022	December 31, 2021
Frequent-Flyer Program	2,459,742	2,097,432
Breakage	(603,758)	(480,301)
Total	1,855,984	1,617,131

Current	1,534,839	1,298,782
Non-Current	321,145	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Processes Judicial (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Constitution (Reversal) of Provision	5,162	103,035	201,279	309,476
Provisions Used	-	(88,936)	(214,081)	(303,017)
Present Value Adjustment	5,985	147,762	-	153,747
Monetary and Exchange Rate Change	-	(87,413)	1,717	(85,696)
Balances on September 30, 2022	86,586	2,754,281	820,965	3,661,832

On September 30, 2022
Current	-	925,489	-	925,489
Non-Current	86,586	1,828,792	820,965	2,736,343
Total	86,586	2,754,281	820,965	3,661,832

On December 31, 2021
Current	-	477,324	-	477,324
Non-Current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.
45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.1.	Post-Employment Benefit

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

The actuarial assumptions applied to measure the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision to return aircraft and engines as compensation for the service costs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines are returned.

23.3.	Provision for Legal Proceedings

On September 30, 2022, the Company and its subsidiaries are involved in certain legal matters from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Civil	176,708	188,500	73,610	55,193
Labor	465,947	475,191	110,307	102,216
Tax	178,310	168,359	660,060	701,556
Total	820,965	832,050	843,977	858,965

23.3.1.	Update of relevant processes

In September 2020, a class action was filed in the federal courts of New York against the Company and its Management. The plaintiffs claim alleged losses from an alleged misleading disclosure. In March 2022, the New York court ruled that the case should be closed. Therefore, there are no provisions for this matter.

The tax proceeding referring to the goodwill GLA (arising from the acquisition of the former VRG) in the amount of R$95,325 (R$90,716 as of December 31, 2021) arising from a tax assessment notice issued due to the deductibility of goodwill allocated as future profitability, was reclassified from possible loss for remote loss of related debts, due to the favorable decision to the Company rendered by the Superior Chamber of Tax Appeals in August 2022, recognizing the deductibility of the goodwill amortization expense generated in the acquisition of the former VRG.

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The other relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2021 and did not have a material evolution in the period ended September 30, 2022.

23.3.2.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. On September 30, 2022, an agreement was signed between the parties, in which GOL will get paid US$42 million. The payment in this agreement and, therefore, the asset recognized by the Company are subject to certain conditions.

24.	Provisions for Investment Losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	September 30, 2022	December 31, 2021
GOL Linhas Aéreas (GLA)
Total Number of Shares	2,762,566,614	2,762,566,614
Share Capital	5,511,194	5,511,194
Interest %	100.00%	100.00%
Shareholders’ Equity (Deficit)	(18,304,510)	(18,292,878)

	September 30, 2022	September 30, 2021
Loss for the Period	(1,315,154)	(3,635,346)

24.2.	Changes in Investments

GLA
Balances on December 31, 2021	(18,292,878)
Equity Income	(1,315,154)
Unrealized Income (Expenses) on Hedge	164,429
Foreign Exchange Rate Change on Investment Conversion Abroad	(2,657)
Share-Based Compensation	13,182
Advances for Future Capital Increase	1,128,568
Balances on September 30, 2022	(18,304,510)
(a)	Amounts contributed to cash by the parent company, which will be paid later in GLA in operation with the issue of shares.

25.	Shareholders’ Equity

25.1.	Share Capital

On March 14 and April 6, 2022, the Company's Board of Directors approved the capital increases totaling R$352, R$342 and R$591, issuing 35,673, 40,513 and 165,566 preferred shares, respectively, all registered and with no par value, from stock option exercised, which were granted to eligible employees under the Stock Option Plan.

Within the investment agreement between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase, issuing 22,230,606 preferred shares registered and with no par value, totaling R$948,580, excluding costs incurred totaling R$2,235, with R$1.00 (one real) allocated to the share capital and the remainder allocated to the capital reserve.

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On September 30, 2022, the Company's share capital totaled R$4,040,397 (R$4,039,112 on December 31, 2021), represented by 3,200,516,281 shares, with 2,863,682,710 common shares and 336,833,571 preferred shares. (3,178,043,923 shares, with 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on September 30, 2022 and December 31, 2021.

The Company’s shares are held as follows:

	September 30, 2022			December 31, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
MOBI (1) (2)	100.00%	38.93%	50.87%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
Air France KLM.	-	1.26%	1.01%	-	1.35%	1.07%
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	48.58%	39.08%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	Regarding the Exchangeable Senior Notes issued in 2019, MOBI granted 14,000,000 ADSs lending facility to Bank of America Corporation, which operates the ADS lending facility, to facilitate privately traded derivative transactions or other hedges activities linked to the Exchangeable Senior Notes. The ADSs will be returned to MOBI at when the Exchangeable Senior Notes mature or at the end of the loan agreement.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on September 30, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the Law, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On September 30, 2022, the Company had 1,140,970 treasury shares, totaling R$38,911 (1,217,285 shares totaling R$41,514 on December 31, 2021). On September 30, 2022, the closing price of the Company's shares was R$8.93 (R$17.03 on December 31, 2021).

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	September 30, 2022			September 30, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss (Income) for the Period Attributed to Controlling Shareholders	(302,823)	(1,246,046)	(1,548,869)	(521,991)	(2,004,734)	(2,526,725)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	335,527		2,863,683	313,014
Effect of Dilutive Securities	-	-		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	335,527		2,863,683	313,014
Basic Loss (Earnings) per Share	(0.106)	(3.714)		(0.182)	(6.405)
Diluted Loss (Earnings) per Share	(0.106)	(3.714)		(0.182)	(6.405)

	Parent Company and Consolidated
	Nine-month period ended on
	September 30, 2022			September 30, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Period Attributed to Controlling Shareholders	(360,232)	(1,432,151)	(1,792,383)	(969,011)	(3,443,204)	(4,412,215)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	324,143		2,863,683	289,513
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	324,143		2,863,683	289,513
Basic Loss (Earnings) per Share	(0.126)	(4.418)		(0.338)	(11.893)
Diluted Loss (Earnings) per Share	(0.126)	(4.418)		(0.338)	(11.893)

27.	Share-Based Compensation

The conditions of the restricted share and stock options payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2021 and did not change during the period ended on September 30, 2022.

The movement of the plans in the period ended September 30, 2022 is as follows:

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.1.	Stock Option Plan – GOL

	Number of Stock Options	Weighted Average Price of the Period
Options Outstanding on December 31, 2021	7,432,661	12.90
Options Exercised	(207,179)	4.52
Options canceled and adjustments in estimated prescribed rights	(3,014,974)	20.78
Options Outstanding on September 30, 2022	4,210,508	15.53

Number of Options Exercisable on:
December 31, 2021	6,407,403	12.62
September 30, 2022	3,891,270	15.90

The expense recognized in income for the period corresponding to the stock option plans in the period ended September 30, 2022 was R$5.135 (R$7,642 in the period ended September 30, 2021).

27.2.	Restricted Share Plan – GOL

In the period ended September 30, 2022, the Company transferred 75,232 treasury shares to settle the restricted stock plan. On September 30, 2022, the Company had 1,471,018 restricted shares (1,546,250 on December 31, 2021).

The expense recognized in income (expenses) for the period corresponding to the restricted shares plans in the period ended September 30, 2022 was R$8,047 (R$6,856 in the period ended September 30, 2021).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
GOL	GLA	Loan	3.42%	822,042	903,297	-	-
GAC	GLA	Loan	1.00%	1,153,158	1,257,057	150,699	6,692
Gol Finance	GLA	Loan	4.06%	4,470,593	4,847,921	-	-
Total				6,445,793	7,008,275	150,699	6,692

On September 30, 2022 and December 31, 2021, the Company had no dividends and interest on shareholders’ equity receivable.

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Contracts	Interest Rate (p.a.)	September 30, 2022	December 31, 2021
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,224,464	1,269,464
Gol Finance	GAC	Loan	02/2025	3.83%	1,029,779	1,181,126
Gol Finance	Gol Finance Inc.	Loan	01/2024	1.44%	542,068	557,544
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,878	1,938
GLA	Smiles Viagens	Dividends	-	-	576	267
Smiles Viagens	GLA	Onlending	-	-	10,572	687
Smiles Argentina	GLA	Onlending	-	-	962	4,466
Total					3,412,649	3,617,842

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

28.2.	Transportation and Consulting Services

Throughout its operations, the Company, by itself and through its subsidiaries, signed agreements with the companies listed below, which are owned by the Company's main shareholders:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, actual until September 2026.

These contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. On September 30, 2022, the subsidiary GLA recognized a total expense related to these services of R$2,834 (R$1,601 on December 30, 2021). On the same date, the balance to pay to related companies, under “suppliers”, was of R$1,571 (R$3,397 on December 31, 2021).

28.3.	Account Opening UATP Contracts (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the Company's main shareholders.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.4.	Commercial Partnership and Maintenance Agreement

In February 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. In January 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the period ended September 30, 2022, component maintenance expenses carried out at the AirFrance-KLM workshop were R$27,983 (R$81,264 on September 30, 2021). On September 30, 2022, the Company has R$86,047 in the “Suppliers” account under current liabilities of these agreements (R$99,976 on December 31, 2021).

28.5.	Multimodal Transportation Commercial Partnership Agreement

The subsidiary GLA signed a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomendas (together, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, to provide multimodal transportation services, including road freight transportation by the Partners and air transportation services by GLA. To attain the Agreement, GLA signed an Agreement to provide multimodal transportation services with each of the companies. The parties will be paid for the service linked to the section operated by each party, issuing their due CTe, according to the price tables established by each Party.

The companies from Grupo Comporte are owned by the Company's main shareholder.

28.6.	Commercial partnership agreement – Pagol

The Company has entered into a commercial agreement with the party related to Pagol Participações Societárias Ltda (“Pagol”), through which it will publish the financial products offered by Pagol to its customers, suppliers and employees, with the possibility of receiving a commission income, which will be negotiated between the parties according to the mix of products offered. This Agreement has a term of 10 years and its implementation depends on previous conditions in the contract.

Under the commercial agreement, during the period ended September 30, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to anticipate their receivables with Pagol. As of September 30, 2022, the amount recorded in current liabilities (Suppliers - Drawn Risk) arising from these operations was R$2,319.

The company indicated above is owned by Company's main shareholders.

28.7.	Compensation of the Key Management Personnel

	Consolidated
	Three-Month Period Ended		Nine-Month Period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries, Bonus and Benefits (*)	8,980	10,020	27,767	39,657
Payroll Charges	4,486	2,010	10,839	9,740
Share-Based Compensation	4,458	6,745	14,073	16,335
Total	17,924	18,775	52,679	65,732

(*) Includes compensation for members of management and audit committee.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
29.	Revenue

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	Septmber 30, 2021
Passenger Transportation (*)	3,881,714	1,825,856	10,094,130	4,208,146
Cargo	124,423	90,785	342,172	257,829
Mileage Revenue	125,657	75,317	389,840	246,418
Other Revenues	21,017	11,179	42,482	26,404
Gross Revenue	4,152,811	2,003,137	10,868,624	4,738,797

Incurring Taxes	(143,205)	(88,086)	(396,511)	(227,747)
Net Revenue	4,009,606	1,915,051	10,472,113	4,511,050

(*) Of the total amount, R$44,358 and R$142,652 in the three-month and nine-month periods ended September 30, 2022 include revenues from no-show passengers, rebooking, ticket cancellation (R$49,591 and R$156,753 in the three-month and nine-month periods ended September 30, 2021).

Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Nine-month period ended
	09/30/2022%		09/30/2021%		09/30/2022%		09/30/2021%
Domestic	3,514,784	87.7%	1,818,673	95.0%	9,353,417	89.3%	4,381,025	97.1%
International	494,822	12.3%	96,378	5.0%	1,118,696	10.7%	130,025	2.9%
Net revenue	4,009,606	100%	1,915,051	100%	10,472,113	100%	4,511,050	100%
53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs and Expenses by Nature
	Parent Company
	Three-Month Period Ended		Nine-Month Period Ended
	September 30, 2022	September 30, 2021	September30, 2022	September30, 2021
Selling Expenses
Sales and Marketing	-	-	-	(345)
Other Selling Expenses	(28)	(24)	(314)	(72)
Total Selling Expenses	(28)	(24)	(314)	(417)

Administrative Expenses
Personnel	(1,516)	(2,599)	(3,447)	(10,411)
Services	(12,222)	(11,369)	(26,719)	(35,914)
Other Administrative Expenses	(4,669)	(3,381)	(19,428)	(75,439)
Total Administrative Expenses	(18,407)	(17,349)	(49,594)	(121,764)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	53,121	-	102,277	-
Other Operating Revenues (Expenses)	(208,391)	2,262	(193,468)	2,742
Total Other Operating Revenues and (Expenses), Net	(155,270)	2,262	(91,191)	2,742

Total	(173,705)	(15,111)	(141,099)	(119,439)

(a)	See Note 17.1
(b)	The increase in these expenses in the period is substantially linked to the fine referred to in Note 1.10.
54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-Month Period Ended		Nine-Month Period Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cost of Services
Personnel	(388,832)	(293,485)	(1,143,563)	(901,952)
Fuels and Lubricants(c)	(1,785,128)	(672,519)	(4,439,660)	(1,614,834)
Maintenance, Material and Repairs	(100,411)	(246,401)	(380,056)	(487,732)
Passenger Costs	(244,423)	(143,959)	(606,012)	(370,549)
Services	(54,273)	(46,407)	(151,374)	(124,399)
Landing Fees	(202,712)	(120,628)	(540,399)	(304,382)
Depreciation and Amortization	(371,345)	(237,603)	(1,066,226)	(670,763)
Other Operating Costs	(101,755)	(80,203)	(253,248)	(245,782)
Total Cost of Services	(3,248,879)	(1,841,205)	(8,580,538)	(4,720,393)

Selling Expenses
Personnel	(8,982)	(7,361)	(26,728)	(21,191)
Services	(53,848)	(25,978)	(136,026)	(75,960)
Sales and Marketing	(204,184)	(106,987)	(611,776)	(231,837)
Other Selling Expenses	(17,843)	(9,704)	(47,702)	(25,867)
Total Selling Expenses	(284,857)	(150,030)	(822,232)	(354,855)

Administrative Expenses
Personnel (a)	(137,591)	(203,122)	(440,345)	(514,936)
Services	(138,341)	(123,087)	(361,169)	(374,594)
Depreciation and Amortization	(29,310)	(24,895)	(83,381)	(83,163)
Other Administrative Expenses	(39,909)	(301,619)	(129,032)	(475,253)
Total Administrative Expenses	(345,151)	(652,723)	(1,013,927)	(1,447,946)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (d)	77,562	-	133,053	-
Recovery of Taxes Paid	-	-	-	59,874
Idleness - Depreciation and Amortization (b)	(32,860)	(56,517)	(108,706)	(199,727)
Idleness - Personnel	-	(74)	-	(394)
Other Operating Revenues (Expenses)	(134,696)	33,046	(153,811)	67,186
Total Other Operating (Expenses) Revenues, Net	(89,994)	(23,545)	(129,464)	(73,061)

Total	(3,968,881)	(2,667,503)	(10,546,161)	(6,596,255)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	See Note 1.2.1
(c)	See Note 1.3
(d)	See Note 17.1
55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)
	Parent Company				Consolidated
	Three-month period ended on		Nine-month period ended on		Three-month period ended on		Nine-month period ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Financial Revenues
Gains from Financial Investments	3,398	3,928	15,721	5,192	25,200	9,072	64,226	22,286
Others (a) (b)	72,824	36,946	155,758	98,853	35,939	245	46,273	6,712
Total Financial Revenues	76,222	40,874	171,479	104,045	61,139	9,317	110,499	28,998

Financial Expenses
Interest and Costs on Loans and Financing	(225,554)	(204,563)	(641,351)	(552,698)	(290,943)	(238,088)	(818,614)	(642,857)
Interest on Leases	-	-	-	-	(325,997)	(210,606)	(913,765)	(655,667)
Interests on the Provision for Aircraft Return	-	-	-	-	(56,673)	(16,084)	(147,762)	(53,975)
Commissions, Bank Charges and Interest on Other Operations (d)	(7,653)	(1,908)	(7,683)	(20,451)	(160,253)	(48,943)	(388,606)	(131,010)
Others	(8,800)	(332)	(9,247)	(8,487)	(38,842)	(51,055)	(183,271)	(77,987)
Total Financial Expenses	(242,007)	(206,803)	(658,281)	(581,636)	(872,709)	(564,776)	(2,452,018)	(1,561,487)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	6,341	80,586	39,901	183,953	6,341	80,586	39,901	183,953
Other Derivative Financial Instruments, Net	-	-	-	-	(34,729)	(404)	(34,806)	(753)
Total Derivative Financial Instruments	6,341	80,586	39,901	183,953	(28,388)	80,182	5,095	183,200

Monetary and Foreign Exchange Rate Variations, Net
	(137,849)	(292,751)	115,065	(155,891)	(737,982)	(1,491,881)	642,787	(1,100,268)
Total	(297,293)	(378,094)	(331,836)	(449,529)	(1,577,940)	(1,967,158)	(1,693,637)	(2,449,557)

(a)	In the period ended September 30, 2022, of the total parent company and consolidated balances, R$2,949 and R$14,441, respectively, refer to PIS and COFINS on financial revenues earned, as per Decree 8426 of April 1 2015 (R$2,047 and R$14,149 in the period ended September 30, 2021).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$131,481 in the period ended September 30, 2022 (R$100,900 in the period ended September 30, 2021).
(c)	See Note 33.2 (ESN and Capped call).
(d)	The increase in these expenses in the period is substantially linked to interest on the advance of receivables with sales growth.
56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.	Commitments

32.1.	Aircraft purchase commitment

On September 30, 2022, the Company had 92 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on September 30, 2022, considering an estimate of contractual discounts, corresponds to around R$20,901,178 (R$21,947,804 on December 31, 2021), equivalent to US$3,865,864 (US$3,932,946 on December 31, 2021), and are segregated as follows:

	Parent Company and Consolidated
	September 30, 2022	December 31, 2021
2022	239,365	2,805,899
2023	4,275,066	3,384,587
2024	5,881,353	6,101,396
2025	6,986,725	6,428,138
2026	3,518,669	3,227,784
Total	20,901,178	21,947,804

Of the total commitments presented above, the Company must disburse R$7,207,047 (corresponding to US$1,333,009 on September 30, 2022) as advances for aircraft acquisition, according to the cash flow below:

	Parent Company and Consolidated
	September 30, 2022	December 31, 2021
2022	187,400	248,109
2023	1,475,276	1,174,768
2024	2,002,183	2,145,764
2025	2,361,003	2,279,227
2026	1,181,185	1,141,513
Total	7,207,047	6,989,381

32.2.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of September 30, 2022, the purchase commitments until 2023 total R$1,135,735.

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding the way the Company manages risks were presented in the financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on September 30, 2022 and December 31, 2021 are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Assets							2021
Cash and Bank Deposits	539	2,981	-	-	140,155	116,123	-	-
Cash Equivalents	636	207,960	-	-	9,018	370,135	-	-
Financial Investments	4,956	4,378	-	-	438,484	373,689	-	-
Trade Receivables	-	-	-	-	-	-	951,337	850,683
Deposits (a)	-	-	2,703	2,790	-	-	1,578,323	1,373,109
Rights from Derivative Transactions	9,408	107,170	-	-	43,681	114,060	-	-
Credits with Related Companies	-	-	6,445,793	7,008,275	-	-	-	-
Other Credits	-	-	51,302	14,458	-	-	217,294	189,017

Liabilities
Loans and Financing (b)	22,751	162,568	9,690,166	9,859,000	22,751	162,568	11,367,131	11,737,462
Leases to Pay	-	-	-	-	-	-	12,080,965	10,762,984
Suppliers	-	-	31,678	84,351	-	-	2,034,521	1,898,970
Suppliers - Forfaiting	-	-	-	-	-	-	29,941	22,733
Derivative Liabilities	-	-	-	-	482	-	-	-
Obligations to Related Parties	-	-	150,699	6,692	-	-	770,417	-
Other Liabilities	-	-	627,898	581,766	-	-	-	1,023,700

(a)	Excludes court deposits, as described in Note 10.
(b)	The balances on September 30, 2022 and December 31, 2021, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the period ended September 30, 2022, there was no change in the classification between categories of the financial instruments.

33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN 2024	Revenue Hedge	Total
Fair Value Changes
Rights (Liabilities) with Derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (Losses) Recognized in Income (Expenses)	-	(350)	1,324	(97,762)	139,817	-	43,029
Gains Recognized in Equity Valuation Adjustments	(30,945)	-	-	-	-	-	(30,945)
Settlements (Payments Received) During the Period	57,290	-	(418)	-	-	-	56,872
Rights (Obligations) with Derivatives on September 30, 2022	33,235	(350)	906	9,408	(22,751)	-	20,448
Rights from Derivative Transactions - Current	22,075	-	906	-	-	-	22,981
Rights from Derivative Transactions - Non-Current	11,160	132	-	9,408	-	-	20,700
Derivative liabilities – Current	-	(482)	-	-	-	-	(482)
Loans and Financing	-	-	-	-	(22,751)	-	(22,751)

Changes in the Equity Valuation Adjustments
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair Value Adjustments During the Period	(30,945)	-		-	-		(30,945)
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	80,247	80,247
Net Reversals to Income (Expenses)	36,806	4,834	-	-	-	73,487	115,127
Balances on September 30, 2022	(3,367)	(291,995)	-	-	-	(459,010)	(754,372)

Effects on Income (Expenses)	(36,806)	(5,184)	1,324	(97,762)	139,817	(153,734)	(152,345)
Net Revenue	-	-	-	-	-	(78,360)	(78,360)
Cost of Services	(5,860)	-	-	-	-	-	(5,860)
Financial Income (Expenses)	(30,946)	(5,184)	1,324	(88,520)	128,421	-	5,095
Exchange Rate Change	-	-	-	(9,242)	11,396	(75,374)	(73,220)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On September 30, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and for aeronautical fuel protection and future revenue in US Dollar.

The schedule to realize the balance of Equity Valuation Adjustments on September 30, 2022, referring to cash flow hedges, is as follows:

	2022	2023	2024	2025	2026	2026 onwards	Total
Fuel	(3,367)	-	-	-	-	-	(3,367)
Interest Rate	(1,858)	(21,093)	(34,691)	(36,464)	(36,264)	(161,625)	(291,995)
Revenue Hedge	(45,160)	(227,568)	(186,282)	-	-	-	(459,010)
Total	(50,385)	(248,661)	(220,973)	(36,464)	(36,264)	(161,625)	(754,372)

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company can use derivative financial instruments.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this base date, considering the fluctuation in the prices of a barrel of jet fuel in US dollars, at R$79.49 on September 30, 2022:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in Prices/Barrel (-25%)	59.62	(139,496)
Decline in Prices/Barrel (-10%)	71.54	(71,702)
Increase in Prices/Barrel (+10%)	87.44	97,183
Increase in Prices/Barrel (+25%)	99.36	297,078

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On September 30, 2022, the Company did not have derivatives to hedge this exposure.

On September 30, 2022, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial Investments Net of Financial Debt (a)
Risk	Increase in the CDI rate	Libor Rate Increase
Reference Rates	13.65%	3.07%
Exposure Amount (Probable Scenario) (b)	(931,659)	(2,304,309)
Remote Favorable Scenario (-25%)	41,372	17,657
Possible Favorable Scenario (-10%)	16,549	7,063
Possible Adverse Scenario (+10%)	(16,549)	(7,063)
Remote Adverse Scenario (+25%)	(41,372)	(17,657)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Equity book balances recorded on September 30, 2022.

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Assets
Cash, Cash Equivalents and Financial Investments	1,734	3,626	233,808	153,040
Trade Receivables	-	-	270,176	171,473
Deposits	2,703	2,790	1,578,323	1,373,109
Rights from Derivative Transactions	9,408	107,170	43,681	114,060
Total Assets	13,845	113,586	2,125,988	1,811,682

Liabilities
Loans and Financing	(9,712,917)	(10,021,568)	(10,144,135)	(10,677,266)
Leases to Pay	-	-	(11,827,503)	(10,724,976)
Suppliers	(23,636)	(32,272)	(529,832)	(497,877)
Provision for Aircraft and Engine Return	-	-	(2,754,281)	(2,679,833)
Derivative liabilities	-	-	(482)	-
Total Liabilities	(9,736,553)	(10,053,840)	(25,256,233)	(24,579,952)

Exchange Rate Exposure Liabilities	(9,722,708)	(9,940,254)	(23,130,245)	(22,768,270)

Commitments Not Recorded in the Statements of Financial Position
Future Liabilities from Firm Aircraft Orders	(20,901,178)	(21,947,804)	(20,274,246)	(21,947,804)
Total	(20,901,178)	(21,947,804)	(20,274,246)	(21,947,804)

Total Exchange Rate Exposure (in R$)	(30,623,886)	(31,888,058)	(44,031,423)	(44,716,074)
Total Foreign Exchange Exposure (in US$)	(5,664,167)	(5,714,194)	(8,144,013)	(8,012,915)
Exchange Rate (R$/US$)	5.4066	5.5805	5.4066	5.5805

On September 30, 2022, the Company adopted the exchange rate of R$5.4066/US$1.00, corresponding to the closing rate for the month disclosed by the Central Bank of Brazil as a likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on September 30, 2022:

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.4066	(9,722,708)	(23,130,245)
Dollar Depreciation (-25%)	4.0550	2,430,677	5,782,561
Dollar Depreciation (-10%)	4.8659	972,271	2,313,025
Dollar Appreciation (+10%)	5.9473	(972,271)	(2,313,025)
Dollar Appreciation (+25%)	6.7583	(2,430,677)	(5,782,561)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on September 30, 2022 and December 31, 2021 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	146,428	-	8,734,409	832,080	9,712,917
Suppliers	31,662	-	16	-	31,678
Obligations to Related Parties	-	-	150,699	-	150,699
Other Liabilities	306,761	-	321,137	-	627,898
On September 30, 2022	484,851	-	9,206,261	832,080	10,523,192

Loans and Financing	164,304	-	8,998,421	858,843	10,021,568
Suppliers	84,335	-	16	-	84,351
Obligations to Related Parties	-	-	6,692	-	6,692
Other Liabilities	85,843	-	495,923	-	581,766
On December 31, 2021	334,482	-	9,501,052	858,843	10,694,377

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	523,213	346,184	9,688,405	832,080	11,389,882
Leases to Pay	1,428,716	824,260	5,246,108	4,581,881	12,080,965
Suppliers	1,980,367	-	54,154	-	2,034,521
Suppliers - Forfaiting	29,941	-	-	-	29,941
Derivative liabilities	318	164	-	-	482
Other Liabilities	365,730	-	404,687	-	770,417
On September 30, 2022	4,328,285	1,170,608	15,393,354	5,413,961	26,306,208

Loans and Financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases to Pay	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - Forfaiting	22,733	-	-	-	22,733
Other Liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

33.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	September 30, 2022	December 31, 2021
Total Loans and Financing	11,389,882	11,900,030
Total Leases to Pay	12,080,965	10,762,984
(-) Cash and Cash Equivalents	(149,173)	(486,258)
(-) Financial Investments	(438,484)	(373,689)
Net Debt	22,883,190	21,803,067

63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.	Non-Cash Transactions

	Parent Company
	September 30, 2022	September 30, 2021
Share-Based Compensation (Investments / Capital Reserves)	13,182	15,125
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustment)	164,429	402,639
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Income (Expenses) on the Sale of Treasury Shares	-	279
Transfer of Treasury Shares	2,566	19,834

	Consolidated
	September 30, 2022	September 30, 2021
Restricted Cash Debt Amortization (Restricted Cash / Loans and Financing)	-	198,270
Debt Amortization with Deposits Invested (Deposits / Leases to Pay)	13,611	41,973
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	-	1,200,866
Right of Use non-aeronautical assets (Property, Plant & Equipment / Leases Payable)	172,900	-
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	108,698	255,334
Write-off of lease agreements (other income/ leases payable)	2,558	-
Leaseback (Property, Plant & Equipment/Leases)	2,492,948	-
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	36,453	27,024
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	164,529	402,639
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Capital Reserve Recognized	-	744,450
Income (Expenses) on the Sale of Treasury Shares	-	279
Transfer of Treasury Shares	2,566	19,834

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes for the periods ended September 30, 2022 and 2021 of the liabilities of the Company's financing activities are shown below:

35.1.	Parent Company

				September 30, 2022
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Income (Expenses) on the Sale and Transfer of Treasury Shares	Payment with issuance of shares	Closing Balance
Loans and Financing	10,021,568	-	(512,206)	(309,375)	641,351	(128,421)	-	-	-	9,712,917
Obligations to Related Parties	6,692	135,252	-	8,755	-	-	-	-	-	150,699
Share Capital	4,039,112	694	-	-	-	-	-	-	591	4,040,397
Shares to Issue	3	588	-	-	-	-	-	-	(591)	-
Treasury Shares	(41,514)	37	-	-	-	-	-	2,566	-	(38,911)
Capital Reserve	208,711	946,345	-	-	-	-	13,182	(2,566)	-	1,165,672

	September 30, 2021
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Capital Increase from Non-Controlling Interests	Capital Increase with Shares to be Issued	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Loans and Financing	7,629,713	1,762,110	(501,091)	396,661	616,818	(168,199)	-	-	-	9,736,012
Share Capital	3,009,436	423,061	-	-	-	-	606,839	2,088	-	4,041,424
Shares to Issue	1,180	920	-	-	-	-	-	(2,088)	-	12
Treasury Shares	(62,215)	588	-	-	-	-	-	-	20,113	(41,514)

65

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.2.	Consolidated

			September 30, 2022
				Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Transfer of Treasury Shares	Payment with issuance of shares	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Leases write-off and compensation with other assets	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Closing Balance
Loans and Financing	11,900,030	(158,960)	(699,851)	-	-	-	-	(341,530)	818,614	(128,421)	-	11,389,882
Leases to Pay	10,762,984	(1,616,670)	(37,586)	-	-	2,456,950	(76,286)	(321,498)	913,765	-	-	12,081,659
Share Capital	4,039,112	694	-	-	591	-	-	-	-	-	-	4,040,397
Shares to Issue	3	588	-	-	(591)	-	-	-	-	-	-	-
Treasury Shares	(41,514)	37	-	2,566	-	-	-	-	-	-	-	(38,911)
Capital Reserve	208,711	946,345	-	(2,566)	-	-	-	-	-	-	13,182	1,165,672

	September 30, 2021
				Non-Cash Transactions				Adjustments to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Transaction with Non-Controlling Shareholders, Shares to be Issued and Sale/Transfer of Treasury Shares	Amortization with Linked Assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	9,976,966	1,600,097	(585,199)	-	-	(198,270)	-	466,315	706,977	(168,199)	11,798,687
Leases to Pay	7,584,192	(923,889)	21,884	1,456,200	-	(41,973)	-	347,713	655,667	-	9,099,794
Dividends and ISE to Pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share Capital	3,009,436	423,061	-	-	608,927	-	-	-	-	-	4,041,424
Shares to Issue	1,180	920	-	-	(2,088)	-	-	-	-	-	12
Treasury Shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital Reserves	207,246	(744,450)	15,125	-	724,337	-	-	-	-	-	202,258

(1)	The amount is recorded in the Other liabilities group, in current liabilities

66

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Subsequent events

36.1. Contract for the acquisition of aircraft

As of September 30, 2022, GOL had 92 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 67 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of approximately of 25 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

In October 2022, GOL added 18 new Boeing 737-MAX aircraft to its order with Boeing, comprised of six 737-MAX 8 and 12 737-MAX 10 aircraft.

64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer